N E W S R E L E A S E

ANNUAL FINANCIAL RESULTS

March 30, 2007

Nevsun Resources Ltd., (NSU-TSX/AMEX) wishes to announce its annual results for 2006.

During 2006 the Company completed the construction of its Tabakoto gold mine in Mali and commenced commercial production in Q2. Nevsun also significantly advanced its high-grade gold/copper/zinc Bisha project in Eritrea, having completed a feasibility study and a social and environmental impact assessment. The Eritrean Government continues to provide strong support for the Bisha Project as part of its development of a new mining industry in Eritrea

For 2007 Nevsun plans to continue its Mali mine operations and to advance the Bisha Project to construction. Updates on these operations may be found in Company news releases dated March 5, 2007 and March 7, 2007. The Company’s cash position at December 31, 2006 was approximately US$24 million.

Following a complete review of the financial performance of the Tabakoto Mine and projections for its remaining mine life, in accordance with generally accepted accounting principles, a provision for impairment has been made for the entire amount of the Tabakoto property, plant and equipment. The provision of US$80.9 million reflects the current high cost of production at Tabakoto, much higher than anticipated capital costs, and risks associated with any future declines in gold commodity prices. The resulting loss for the year was US$109.8 million (2005 - US$9.9 million), including the US$80.9 million write-down on Tabakoto. Current life of mine is forecast to deliver mining grades of approximately 4 g/t gold as compared to over 5 g/t in the 2002 feasibility study. The Tabakoto mine going forward is a marginal operation and remains an option on the forward price of gold. To improve the future operating margin the Company is in the process of testing its operations at higher mill throughputs and is considering a trial mining programme of the neighbouring Segala deposit during Q4 2007.

Complete details of the December 31, 2006 financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; the adequacy of the Company’s financial resources; financial projections, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu07-04.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com